# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioStem Technologies, Inc., CIK 0001658678
CUSIP: 090684200
Title of class of securities: Common Stock, $0.001 par value (the "Common Stock")
Address of issuer's principal executive offices: 2836 Center Port Circle, Pompano Beach, Florida (FL), 33064
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001634730

## Reporting persons
- Jason Matuszewski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,665,899; shared voting power 0; sole dispositive power 3,665,899; shared dispositive power 0; aggregate amount beneficially owned 3,665,899 (17.4% of the class)
  Comment: (1) Based on 18,672,125 shares of Common Stock outstanding as of October 1, 2026, as reported in the Issuer's Registration Statement on Form S-1 filed on October 2, 2026, plus 2,362,348 shares issuable to the Reporting Person upon exercise or conversion of derivative securities exercisable within 60 days of September 30, 2026, computed in accordance with Rule 13d-3(d)(1)(i).

## Item 1. Issuer
Name of issuer: BioStem Technologies, Inc.
Address of issuer's principal executive offices: 2836 Center Port Circle, Pompano Beach, Florida 33064

## Item 2. Person Filing
Name of person filing: Jason Matuszewski (the "Reporting Person").
Address of principal business office or, if none, residence: c/o BioStem Technologies, Inc., 2836 Center Port Circle, Pompano Beach, Florida 33064.
Citizenship: United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,665,899 shares of Common Stock, consisting of: (i) 1,303,551 shares of Common Stock held directly; (ii) 2,250,000 shares of Common Stock issuable upon exercise of fully vested options with an exercise price of $2.00 per share expiring October 24, 2032; (iii) 98,907 shares of Common Stock issuable upon exercise of the vested portion of options to purchase 198,807 shares at $10.05 per share expiring March 17, 2035; (iv) 13,341 shares of Common Stock issuable upon exercise of the portion of options to purchase 40,427 shares at $10.05 per share expiring October 13, 2035 that vests on October 13, 2026; and (v) 100 shares of Common Stock issuable upon conversion of 100 Series A-1 Convertible Preferred Shares. The amount excludes restricted stock units covering an aggregate of 497,411 shares not scheduled to vest on or before November 29, 2026. The amount also excludes options to purchase 440,529 shares at $5.50 per share not scheduled to vest on or before November 29, 2026.
Percent of class: 17.4%. See footnote (1) to the cover page.
Sole power to vote or to direct the vote: 3,665,899
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,665,899
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jason Matuszewski: /s/ Jason Matuszewski, Jason Matuszewski (11/10/2026)